FINAL—FOR RELEASE

Navios Maritime Holdings Inc. to Present at

Bear Stearns 8th Annual Global Transportation Conference

Piraeus, Greece -- (May 7, 2007) – Navios Maritime Holdings Inc. (“Navios”) (NYSE: NM) announced today that Mr. George Achniotis, Chief Financial Officer and Mr. Michael McClure, Senior Vice President, Corporate Affairs, will present at the Bear Stearns 8th Annual Global Transportation Conference at Bear Stearns World Headquarters in New York on Wednesday, May 9, 2007 at 8:45 AM EDT.

A live audio webcast of Navios's presentation will be available at http://cc.talkpoint.com/BEAR002/050807a_sc/?entity=navios. A PDF version will also be available on the Navios corporate website at www.navios.com in the Investor Relations section.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios's stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols "NM" and “NM WS”, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:

Navios Maritime Holding Inc.

Investor Relations

+1.212.279.8820

investors@navios.com

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